UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2019

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2019 Results

Consolidated
●	Consolidated Sales and Consolidated Operating Segment Income, excluding the non-recurring licensing of certain rights of the World Cup in Latin America in 2018, increased 7.3% and 10.8%, respectively.
Cable
●	Sales and Operating Segment Income grew 14.7%, both, reaching a margin of 42.4%.
●	Sales and Operating Segment Income in the MSO business grew 16.8% and 16.1%, respectively, adding 126 thousand Revenue Generating Units (“RGUs”).
●	Excluding the Axtel acquisition last year, organic top line growth in the MSO business was 9.7%.
Sky
●	Sky added 19 thousand video RGUs. Broadband RGUs reached 319 thousand after the addition of 81 thousand RGUs.
●	Revenue and Operating Segment Income were negatively impacted by the difficult year-over-year comparison given the loss of video RGUs following the World Cup.
Content
●	Our new series “La Usurpadora” delivered the highest ratings during the 9:30 p.m. time slot in our flagship channel, since September 2017.
●	Content Sales and Operating Segment Income, excluding the non-recurring licensing of certain rights of the World Cup in Latin America in 2018, were relatively flat.
●	Excluding the effect of World Cup, core private sector advertising revenue was up by 5.1%.

Earnings Call Date and Time: Friday, October 25, 2019, at 9:00 A.M. ET.

Conference ID # is 3277076
From the U.S.: +1 (877) 850 2115
From Mexico: 01 800 926 9157
International callers: +1 (478) 219 0648
Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 12:00 ET
on October 25 and will end at midnight on November 8.

Consolidated Results

Mexico City, October 24, 2019 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third-quarter 2019. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Last year, during third quarter, Content sales and operating segment income benefited by Ps.1,010.1 million and by Ps.593.3 million, respectively, from the non-recurring licensing of certain broadcast and digital rights of the World Cup in Latin America in 2018 (the “non-recurring licensing revenue”).

The following table sets forth consolidated Net Sales and Operating Segment Income for the quarters ended September 30, 2019 and 2018, in millions of Mexican pesos excluding the non-recurring licensing revenue:

Excluding non-recurring licensing revenue for 3Q’18	3Q’19	Margin	3Q’18	Margin	Change
		%		%	%
Net sales	25,786.1	100.0	24,023.1	100.0	7.3
Operating segment income[1]	10,764.4	39.6	9,714.8	38.4	10.8
1 The operating segment income margin is calculated as a percentage of segment net sales.

Net sales, excluding non-recurring licensing revenue, increased by 7.3% to Ps.25,786.1 million in third-quarter 2019 compared with Ps.24,023.1 million in third-quarter 2018. This increase was mainly attributable to revenue growth in the Cable segment. Operating segment income grew 10.8%, reaching Ps.10,764.4 million with a margin of 39.6%.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2019 and 2018, in millions of Mexican pesos. The table includes the abovementioned non-recurring licensing revenue and the results presented are not comparable year-over-year:

	3Q’19	Margin	3Q’18	Margin	Change
		%		%	%
Net sales	25,786.1	100.0	25,033.2	100.0	3.0
Net income	1,158.6	4.5	1,479.6	5.9	(21.7)
Net income attributable to stockholders of the Company	755.2	2.9	978.0	3.9	(22.8)
Segment net sales	27,202.5	100.0	26,283.8	100.0	3.5
Operating segment income (1)	10,764.4	39.6	10,308.1	39.2	4.4
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company amounted to Ps.755.2 million in third-quarter 2019 compared with  Ps.978.0 million in third-quarter 2018. The net decrease of Ps.222.8 million, or 22.8%, reflected (i) a Ps.380.9 million increase in finance expense, net; (ii) a Ps.283.5 million increase in depreciation and amortization; (iii) a Ps.166.7 million decrease in share of income of associates and joint ventures, net; and (iv) a Ps.27.3 million increase in income taxes. These unfavorable variances were partially offset by (i) a Ps.494.3 million increase in operating income before depreciation and amortization; (ii) a Ps.98.2 million decrease in net income attributable to non-controlling interests; and (iii) a Ps.43.1 million decrease in other expense, net.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2019 and 2018, for each of our business segments. Consolidated results for third-quarter 2019 and 2018 are presented in millions of Mexican pesos.
Net Sales	3Q’19%		3Q’18%		Change %
Cable	10,572.1	38.9	9,219.9	35.1	14.7
Sky	5,338.3	19.6	5,407.3	20.6	(1.3)
Content[1]	8,659.0	31.8	8,700.0	33.1	(0.5)
Other Businesses	2,633.1	9.7	1,946.5	7.4	35.3
Segment Net Sales[1]	27,202.5	100.0	25,273.7	96.2	7.6
Intersegment Operations[2]	(1,416.4)		(1,250.6)
Net Sales[1]	25,786.1		24,023.1		7.3
Non-recurring licensing revenue	n/a		1,010.1	3.8	n/a
Net Sales	25,786.1		25,033.2		3.0

Operating Segment Income[3]	3Q’19	Margin %	3Q’18	Margin %	Change %
Cable	4,481.7	42.4	3,907.5	42.4	14.7
Sky	2,399.9	45.0	2,569.9	47.5	(6.6)
Content[1]	3,112.3	35.9	3,110.7	35.8	0.1
Other Businesses	770.5	29.3	126.7	6.5	508.1
Operating Segment Income[1]	10,764.4	39.6	9,714.8	38.4	10.8
Non-recurring licensing income	n/a	n/a	593.3	58.7	n/a
Operating Segment Income	10,764.4	39.6	10,308.1	39.2	4.4
Corporate Expenses	(436.3)	(1.6)	(496.0)	(1.9)	12.0
Depreciation and Amortization	(5,321.3)	(20.6)	(5,037.8)	(20.1)	(5.6)
Other (Expense) Income, net	(389.4)	(1.5)	(432.5)	(1.7)	10.0
Intersegment Operations[4]	(21.7)	(0.1)	n/a	n/a	n/a
Operating Income	4,595.7	17.8	4,341.8	17.3	5.8
1 Excludes the non-recurring licensing revenue.
2 For segment reporting purposes, intersegment operations are included in each of the segment operations.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
4 As a result of IFRS 16 adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Cable

Third-quarter sales increased by 14.7% to Ps.10,572.1 million compared with Ps.9,219.9 million in third-quarter 2018 driven by our pricing strategy and the increase in our load factor.

Total revenue generating units reached 12.5 million. Quarterly growth was mainly driven by 18.5 thousand broadband net additions and 149.1 thousand voice net additions. Video RGUs decreased by 42.0 thousand. Total net additions for the quarter were approximately 125.6 thousand.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2019 and 2018.

RGUs	3Q’19	3Q’18
Video	4,345,020	4,281,125
Broadband	4,658,764	4,168,248
Voice	3,534,461	2,519,972
Total RGUs	12,538,245	10,969,345

Third-quarter operating segment income increased by 14.7% to Ps.4,481.7 million compared with Ps.3,907.5 million in third-quarter 2018. Margin stayed in line with same quarter last year.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for third-quarter 2019 and 2018.

MSO Operations (1) Millions of Mexican pesos	3Q’19	3Q’18	Change %
Revenue	9,603.8	8,220.9	16.8
Operating Segment Income	4,119.7	3,548.5	16.1
Margin (%)	42.9	43.2

Enterprise Operations (1) Millions of Mexican pesos	3Q’19	3Q’18	Change %
Revenue	1,437.7	1,358.2	5.9
Operating Segment Income	504.0	492.3	2.4
Margin (%)	35.1	36.2
(1)
These results do not include consolidation adjustments of Ps.469.4 million in revenues nor Ps.142.0 million in Operating Segment Income for third quarter 2019, neither the consolidation adjustments of Ps.359.2 million in revenues nor Ps.133.3 million in Operating Segment Income for third quarter 2018. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Third-quarter operating segment income in our MSO operations increased by 16.1%, reaching a margin of 42.9%. Consolidated Sales and Consolidated Operating Segment Income in our Enterprise Operations increased by 5.9% and 2.4%, respectively.

Sky

Third-quarter sales decreased by 1.3% to Ps.5,338.3 million compared with Ps.5,407.3 million in third-quarter 2018. This is mainly explained by a lower number video RGUs given the disconnections that followed Sky’s transmission of the Soccer World Cup in 2018.

During the quarter, Sky continued growing in video RGUs adding 19.0 thousand, and also kept on growing its broadband business after adding 80.6 thousand broadband RGUs. It reached a total of 319.0 thousand broadband RGUs.

Sky ended the quarter with 7.7 million video and broadband RGUs, of which 166,173 were video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of September 30, 2019 and 2018.
RGUs	3Q’19	3Q’18
Video	7,412,728	7,835,657
Broadband	318,977	51,246
Voice	1,252	n/a
Total RGUs	7,732,957	7,886,903

Third-quarter operating segment income decreased 6.6% to Ps.2,399.9 million compared with Ps.2,569.9 million in third-quarter 2018. The margin was 45.0%.

Content

Excluding the non-recurring licensing revenue, third-quarter sales decreased by 0.5% to Ps.8,659.0 million compared with Ps.8,700.0 million in third-quarter 2018. Third-quarter sales, including 2018 non-recurring licensing revenue, declined 10.8%.
Millions of Mexican pesos	3Q’19%		3Q’18%		Change %
Advertising	4,786.6	55.3	5,051.2	58.1	(5.2)
Network Subscription	1,238.9	14.3	1,182.8	13.6	4.7
Licensing and Syndication	2,633.5	30.4	2,466.0	28.3	6.8
Net Sales	8,659.0	100.0	8,700.0	100.0	(0.5)
Non-recurring licensing revenue	n/a		1,010.1		n/a
Net Sales	8,659.0		9,710.1		(10.8)
Advertising

Third-quarter advertising sales decreased by 5.2% to Ps.4,786.6 million compared with Ps.5,051.2 million in third-quarter 2018. The decline was mostly driven by lower government advertising revenue. Private sector advertising grew 1.3%, including the transmission of the World Cup last year. Excluding the effect of the World Cup, core private sector advertising revenue was up by 5.1%.
Network Subscription

Third-quarter Network Subscription revenues increased by 4.7% to Ps.1,238.9 million compared with Ps.1,182.8 million in third-quarter 2018.
Licensing and Syndication

Third-quarter Licensing and Syndication sales increased by 6.8% to Ps.2,633.5 million from Ps.2,466.0 million in third-quarter 2018. Royalties from Univision increased 2.7%, reaching U.S.$100.2 million dollars in third-quarter 2019 compared to U.S.$97.6 million dollars in third-quarter 2018.
Third-quarter operating segment income, excluding the non-recurring licensing revenue, increased by 0.1% to Ps.3,112.3 million compared with Ps.3,110.7 million in third-quarter 2018. The margin was 35.9%, in line with third-quarter 2018.

Other Businesses

Third-quarter sales increased by 35.3% to Ps.2,633.1 million compared with Ps.1,946.5 million in third-quarter 2018. The increase is mainly explained by non-recurring soccer revenue and by growth in our gaming business, partially compensated by the publishing business.

Third-quarter operating segment income increased by 508.1% to Ps.770.5 million compared with Ps.126.7 million in third-quarter 2018. The increase was mainly explained by the abovementioned non-recurrent soccer revenue and growth in our gaming business, mainly compensated by the publishing business.

Corporate Expense

Corporate expense decreased by Ps.59.7 million, or 12.0%, to Ps.436.3 million in third-quarter 2019, from Ps.496.0 million in third-quarter 2018. Corporate expense reflected primarily a share-based compensation expense.

Share-based compensation expense in third quarter 2019 and 2018 amounted to Ps.251.8 million and Ps.317.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Some of our outstanding awards ("Awards") under Televisa's Long-Term Retention Plan (the "Plan") currently have purchase prices that greatly exceed the current market price of the underlying CPOs or CPO equivalents. In order to provide long-term incentives, align our officers' and employees' interests with those of our stockholders and retain officers and employees, the Board of Directors, with the favorable opinion of the Corporate Practices Committee, which oversees executive compensation, has authorized Televisa to terminate certain Awards, subject to the consent of their respective holders, and to substitute it with an award for half the number of CPOs or CPO equivalents that were terminated, with an initial price to be based on market price on the date hereof, subject to potential upward adjustments. This action could terminate Awards for up to 82 million CPO equivalents in the aggregate. This will represent a non-cash cost for the Company of up to the equivalent of approximately U.S.$30 million dollars in the aggregate over a period of three years.

Other Expense, Net

Other expense, net, decreased by Ps.43.1 million, or 10.0%, to Ps.389.4 million in third-quarter 2019, from Ps.432.5 million in third-quarter 2018. This decrease reflected  primarily a lower non-recurrent severance expense in connection with dismissal of personnel in our Content segment, as well as the absence of a loss on disposition of investments, which was partially offset by an increase in other expense related to legal and financial advisory professional services, as well as a higher loss on disposition of property and equipment.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the three months ended September 30, 2019 and 2018.
Other expense, net	3Q’19	3Q’18
Cash expenses, net	183.9	245.2
Non-cash expenses, net	205.5	187.3
Total	389.4	432.5

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2019 and 2018.
	3Q’19	3Q’18	(Increase) Decrease
Interest expense	(2,861.5)	(2,395.1)	(466.4)
Interest income	565.4	419.3	146.1
Foreign exchange (loss) gain, net	(929.5)	17.0	(946.5)
Other finance income (expense), net	355.4	(530.5)	885.9
Finance expense, net	(2,870.2)	(2,489.3)	(380.9)

The finance expense, net, increased by Ps.380.9 million, or 15.3%, to Ps.2,870.2 million in third-quarter 2019 from Ps.2,489.3 million in third-quarter 2018.

This increase reflected

I.
a Ps.946.5 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 2.9% depreciation of the Mexican peso against the U.S. dollar in comparison to a 5.7% appreciation in third-quarter 2018, on a higher average net U.S. dollar liability position in third-quarter 2019; and

II.
a Ps.466.4 million increase in interest expense, primarily due to a higher average principal amount of debt in third-quarter 2019, as well as a Ps.106.8 million interest expense related to lease liabilities recognized on January 1, 2019, in connection with the adoption of IFRS 16 Leases, which became effective on that date.

These unfavorable variances were partially offset by (i) a Ps.146.1 million increase in interest income explained primarily by a higher average amount of Mexican peso cash equivalents in third-quarter 2019, as well as higher interest rates applicable in such quarter; and (ii) a favorable change of Ps.885.9 million in other finance income or expense, net, resulting primarily from a net gain in fair value of our derivative contracts in third-quarter 2019.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.166.7 million, or 51.0%, to Ps.159.9 million in third-quarter 2019 from Ps.326.6 million in third-quarter 2018. This decrease reflected mainly:

I.
the absence of share of income of Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia, where we maintain a 40% stake, as we classified this investment as held for sale as of July 31, 2019, and discontinued the recognition of share of income of OCEN beginning on August 1, 2019, in connection with an agreement to dispose of this associate, subject to certain customary closing conditions; and

II.	a lower share of income of Univision Holdings, Inc. (“UHI”), the controlling company of Univision Communications Inc.

Share of income of associates and joint ventures, net, for the third-quarter 2019, includes primarily our share of income of UHI.

Income Taxes

Income taxes increased by Ps.27.3 million, or 3.9%, to Ps.726.8 million in third-quarter 2019 compared with Ps.699.5 million in third-quarter 2018. This increase reflected primarily a higher effective income tax rate.
Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.98.2 million, or  19.6%, to Ps.403.4 million in third-quarter 2019, compared with Ps.501.6 million in third-quarter 2018. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.
Capital Expenditures

During third-quarter 2019, we invested approximately U.S.$250.9 million dollars in property, plant and equipment as capital expenditures. The following table sets forth the breakdown of capital expenditures for third-quarter 2019 and 2018.
Capital Expenditures Millions of U.S. Dollars	3Q’19	3Q’18
Cable	178.1	207.6
Sky	50.5	45.3
Content and Other Businesses	22.3	36.7
Total	250.9	289.6

For the full year, we are maintaining our guidance of approximately one billion U.S. dollars of capital expenditures in property, plant and equipment.

Debt, Lease Liabilities and Other Notes Payable

The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of September 30, 2019 and December 31, 2018. Amounts are stated in millions of Mexican pesos.
	September 30, 2019	December 31, 2018	Increase (Decrease)
Current portion of long-term debt	10,484.4	988.4	9,496.0
Long-term debt, net of current portion	124,283.3	120,983.6	3,299.7
Total debt [1]	134,767.7	121,972.0	12,795.7
Current portion of long-term lease liabilities	1,213.8	651.8	562.0
Long-term lease liabilities, net of current portion	8,442.8	4,666.1	3,776.7
Total lease liabilities	9,656.6	5,317.9	4,338.7
Current portion of other notes payable	1,315.2	1,288.4	26.8
Other notes payable, net of current portion	-	1,288.4	(1,288.4)
Total other notes payable[2]	1,315.2	2,576.8	(1,261.6)
Total debt, lease liabilities and other notes payable	145,739.5	129,866.7	15,872.8
1 As of September 30, 2019 and December 31, 2018, total debt is presented net of finance costs in the amount of Ps.1,478.6 million and Ps.1,152.7 million, respectively, and does not include related accrued interest payable in the amount of Ps. 2,240.2 million and Ps.1,120.0 million, respectively. On October 3, 2019, we prepaid all of the outstanding Notes due 2020, in the principal amount of Ps.10,000.0 million. Accordingly, we classified this debt as current as of September 30, 2019, net of related finance costs, in the amount of Ps.9,992.4 million.
2 Notes payable issued in 2016 in connection with the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

In July 2019, we announced that we executed a credit agreement for a five-year term in the principal amount of Ps.10,000 million, which was funded by a syndicate of banks. This loan was primarily used for refinancing of existing indebtedness.

In July 2019, we prepaid all of the outstanding Notes (“Certificados Bursátiles”) due 2021 and 2022, in the aggregate principal amount of Ps.11,000 million. Also, in October 2019, we prepaid all of the outstanding Notes (“Certificados Bursátiles”) due 2020, in the aggregate principal amount of Ps.10,000 million.

As of September 30, 2019, our consolidated net debt position (total debt, lease liabilities and other notes payable less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.94,994.7 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of September 30, 2019, amounted to Ps.12,021.6 million.

Share Repurchase Program

In the context of the repurchase program previously approved by the Board of Directors, the Company repurchased, during the third quarter 2019, 8.3 million CPOs, equivalent to approximately Ps.291.7 million.

So far during 2019, the Company has repurchased 39.0 million CPOs for up to Ps.1,385.8 million in the open market. The Company has considered from time to time additional repurchases of its CPOs, and is considering additional repurchases by any available method, including open market purchases, block trades or tender offers pursuant and subject to applicable laws. Any repurchase would result in a reverse dilution for outstanding CPOs, including under Awards granted under the Long-Term Retention Plan, and could affect the trading price of CPOs.

Radiopolis

In connection with the sale of Televisa’s 50% equity participation in Sistema Radiópolis, S.A. de C.V. announced on July 17, 2019, Corporativo Coral, S.A. de C.V. and Miguel Alemán Magnani (jointly, the “Obligors”) failed to make an initial payment for approximately U.S.$32 million dollars. According to the Obligors, they have experienced delays in securing the necessary financing. Access to financing was not agreed as a condition precedent to payment. The Company will commence the corresponding legal actions if the Obligors remain in breach of its payment obligations.
Shares Outstanding

As of September 30, 2019 and December 31, 2018, our shares outstanding amounted to 337,244.3 million and 338,329.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,882.4 million and 2,891.7 million, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2019 and December 31, 2018, the GDS (Global Depositary Shares) equivalents outstanding amounted to 576.5 million and 578.3 million, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.
Sustainability

In September, Televisa was selected as a member of the 2019 Dow Jones Sustainability MILA Pacific Alliance Index, which is comprised of sustainability leaders from Chile, Peru, Mexico, and Colombia. In addition, Televisa was selected as one of three Mexican companies to be included in the 2019 Dow Jones Sustainability Emerging Markets Index, which is comprised of sustainability leaders from Western Europe, India, China, South Africa, Central America, South America, and other countries.
Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2018, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 75 countries through 26 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature- film production and distribution, and gaming.
Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
(Please see attached tables for financial information and ratings data)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Carlos Madrazo. VP, Head of Investor Relations cmadrazov@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx

Media Relations:

Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Artemisa Padilla / Tel: (52 55)  5224 6360 / apadillagu@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018
(Millions of Mexican Pesos)

	September 30,		December 31,
	2019		2018
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	38,710.9	Ps.	32,068.3
Temporary investments		12.3		31.0
Trade notes and accounts receivable, net		17,204.6		19,748.9
Other accounts and notes receivable, net		10,417.9		6,376.6
Derivative financial instruments		3.0		115.7
Due from related parties		863.8		1,078.3
Transmission rights and programming		6,803.1		7,785.7
Inventories		1,354.2		1,026.4
Contract costs		1,309.1		1,143.0
Assets held for sale		1,094.6		-
Other current assets		3,807.7		2,679.0
Total current assets		81,581.2		72,052.9

Non-current assets:
Derivative financial instruments		3.2		919.8
Transmission rights and programming		9,606.8		9,229.8
Investments in financial instruments		47,280.1		49,203.4
Investments in associates and joint ventures		9,352.2		10,546.7
Property, plant and equipment, net		83,368.4		87,342.5
Right-of-use assets, net		7,676.2		-
Intangible assets, net		42,920.1		43,063.5
Deferred income tax assets		24,293.4		22,181.8
Contract costs		2,267.5		2,227.7
Other assets		290.6		402.5
Total non-current assets		227,058.5		225,117.7
Total assets	Ps.	308,639.7	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018
(Millions of Mexican Pesos)

	September 30,		December 31,
	2019		2018
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	12,724.6	Ps.	2,108.4
Current portion of lease liabilities		1,213.8		651.8
Current portion of other notes payable		1,315.2		1,288.4
Derivative financial instruments		101.9		148.1
Trade accounts payable and accrued expenses		22,361.6		22,029.5
Customer deposits and advances		10,920.8		13,637.7
Income taxes payable		2,385.7		3,054.8
Other taxes payable		2,709.6		1,280.3
Employee benefits		869.9		1,067.2
Due to related parties		649.7		714.5
Other current liabilities		2,195.2		2,550.8
Total current liabilities		57,448.0		48,531.5
Non-current liabilities:
Long-term debt, net of current portion		124,283.3		120,983.6
Lease liabilities, net of current portion		8,442.8		4,666.1
Other notes payable, net of current portion		-		1,288.4
Derivative financial instruments		392.6		-
Income taxes payable		1,736.6		3,141.4
Deferred income tax liabilities		7,885.5		8,390.5
Post-employment benefits		1,051.9		962.5
Other long-term liabilities		4,502.4		4,676.0
Total non-current liabilities		148,295.1		144,108.5
Total liabilities		205,743.1		192,640.0

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		75,568.7		70,362.5
Net income for the period		2,216.0		6,009.4
		79,923.7		78,510.9
Accumulated other comprehensive income, net		2,270.5		4,427.4
Shares repurchased		(14,618.9)		(14,219.1)
		67,575.3		68,719.2
Equity attributable to stockholders of the Company		88,372.9		89,516.8
Non-controlling interests		14,523.7		15,013.8
Total equity		102,896.6		104,530.6
Total liabilities and equity	Ps.	308,639.7	Ps.	297,170.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE  THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2019		2018		2019		2018
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	25,786.1	Ps.	25,033.2	Ps.	73,489.0	Ps.	74,547.1
Cost of sales		14,946.5		14,208.5		42,025.9		42,348.9
Selling expenses		2,797.2		2,609.7		8,344.2		8,037.4
Administrative expenses		3,057.3		3,440.7		10,081.5		10,223.8
Income before other expense		4,985.1		4,774.3		13,037.4		13,937.0
Other (expense) income, net		(389.4)		(432.5)		(861.3)		2,651.3
Operating income		4,595.7		4,341.8		12,176.1		16,588.3
Finance expense		(3,791.0)		(2,925.6)		(8,623.6)		(8,150.4)
Finance income		920.8		436.3		1,210.8		1,685.2
Finance expense, net		(2,870.2)		(2,489.3)		(7,412.8)		(6,465.2)
Share of income of associates and joint ventures, net		159.9		326.6		489.6		910.9
Income before income taxes		1,885.4		2,179.1		5,252.9		11,034.0
Income taxes		726.8		699.5		1,972.8		3,798.7
Net income	Ps.	1,158.6	Ps.	1,479.6	Ps.	3,280.1	Ps.	7,235.3

Net income attributable to:
Stockholders of the Company	Ps.	755.2	Ps.	978.0	Ps.	2,216.0	Ps.	5,952.9
Non-controlling interests		403.4		501.6		1,064.1		1,282.4
Net income	Ps.	1,158.6	Ps.	1,479.6	Ps.	3,280.1	Ps.	7,235.3

Basic earnings per CPO attributable to stockholders of the Company		$0.26		$0.34		$0.77		$2.05

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 29, 2019	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel